UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

For Co-Registrant, see “Table of Co-Registrant”

Apollolaan 151

1077 AR Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

(for registrant and co-registrant)

TABLE OF CO-REGISTRANT

Translation of co-registrant’s name into English	Commission File Number	Address of principal executive offices
Coincheck, Inc.(1)	333-279165(1)	Coincheck, Inc. SHIBUYA SAKURA STAGE SHIBUYA SIDE 27F 1-4 Sakuragaokacho, Shibuya-ku, Tokyo 150-6227 Japan Telephone: +81-3-6416-5370

(1)	Coincheck, Inc. is filing this Form 6-K as co-registrant solely in connection with its co-registrant status in the above-referenced Registration Statement on Form F-4, related to the business combination of Coincheck Group N.V. and Thunder Bridge Capital Partners IV, Inc.

Coincheck Group N.V. is providing the below update for Coincheck, Inc. This information will also be posted at https://coincheck.com; information on, or accessible through, such website is not incorporated into this Form 6-K. Coincheck Group N.V. (“CNCK” and “CNCKW”), is a global holding company, headquartered in the Netherlands, operating in the crypto asset and Web3 domains, and is the parent company of Coincheck, Inc., which operates the regulated crypto asset trading service “Coincheck” in Japan.

Monthly Disclosure

Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the fiscal year ending March 31, 2025. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Apr. 2024	May. 2024	Jun. 2024	Jul. 2024	Aug. 2024	Sep. 2024
Exchange Trading Value (Million yen)	463,858	314,753	271,697	371,801	411,847	278,984
Marketplace Trading Value (Million yen)	28,222	23,112	21,658	22,724	18,992	13,412
Customer Assets (Million yen)	658,149	736,850	747,889	750,364	635,917	669,357
Number of Verified Accounts	2,014,832	2,040,838	2,060,379	2,077,756	2,090,251	2,100,374

	Oct. 2024	Nov. 2024	Dec. 2024	Jan. 2025	Feb. 2025	Mar. 2025
Exchange Trading Value (Million yen)	324,265	728,270	621,559
Marketplace Trading Value (Million yen)	18,916	50,404	48,116
Customer Assets (Million yen)	735,675	1,106,754	1,142,223
Number of Verified Accounts	2,110,974	2,152,448	2,197,619

Notes

●	Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month.
●	Customer Assets are preliminary figures prepared in accordance with Japanese generally accepted accounting principles (JGAAP) and differ from the financial figures of Coincheck Group N.V., prepared in accordance with International Financial Reporting Standards (IFRS), and may be revised in the future.
●	Historically, Coincheck, Inc.’s total revenue has been derived primarily from transactions on Coincheck’s Marketplace platform business. For additional details, please see the proxy statement/prospectus, dated November 12, 2024, filed by Coincheck Group N.V. with the U.S. Securities and Exchange Commission, as supplemented by the proxy statement/prospectus supplement No. 2, dated November 22, 2024, filed by Coincheck Group N.V. with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: January 7, 2025	By:	/s/ Oki Matsumoto
		Name:	Oki Matsumoto
		Title:	Executive Chairperson

COINCHECK, INC.

Date: January 7, 2025	By:	/s/ Satoshi Hasuo
		Name:	Satoshi Hasuo
		Title:	Chairman, Representative Director and Executive Director